================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   __________

                                    FORM S-8


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                                   __________

                                INFOTOPIA, INC.
             (Exact Name of Registrant as Specified in Its Charter)


             Nevada                                          95-4685068
(State or Other Jurisdiction of                          (I.R.S. Employer)
 Incorporation or Organization)                        Identification Number)


                          3635 Boardman Canfield Road
                               Canfield, OH 44406
                                 (330) 702-3700
        (Address of and Telephone Number of Principal Executive Offices)


                        Option Agreement - Daniel Hoyng
                       Option Agreement - Marek Lozowicki
                       Option Agreement - Ernest Zavoral
                        Option Agreement - Clinton Smith
                            (Full title of the plan)


                                Legal Agreement
                            (Full title of the plan)

                             Incorp Services, Inc.
                         3675 Pecos-McLeod, Suite 1400
                              Las Vegas, NV 89121
                    (Name and address of agent for service)

                                 (702) 866-2500
         (Telephone number, including area code, of agent for service)
                                   __________

                                   Copies to:
                             Jeffrey A. Rinde, Esq.
                              Bondy & Schloss LLP
                         6 East 43rd Street, 25th Floor
                            New York, New York 10017
                             Phone: (212) 661-3535
                              Fax: (212) 972-1677


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
                        CALCULATION OF REGISTRATION FEE



Title                               Proposed          Proposed
Securities                          Maximum           Maximum
to be               Amount to be    Offering Price    Aggregate        Amount of
Registered          Registered      Per Share         Offering Price   Registration Fee
----------          ------------    --------------    --------------   ----------------

Common Stock,       79,000,000      $.020             $1,580,000       $378.00
par value $.01      shares(1)
per share
Common Stock,       14,000,000      $.020             $322,000         $ 77.00
par value $.01      shares(3)
per share
                    ------------    --------------    --------------   ----------------
                    93,000,000
TOTAL               shares                            $1,902,000       $455.00
                    ============    ==============    ==============   ================

(1) Represents an aggregate of 79,000,000 shares to be issued as option to executives.

(2) Estimated solely for purposes of calculating the filing fees and calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act") based upon the average of the bid and asked price as of January 11, 2002.

(3) Common Stock to be issued to an attorney with Registrant's counsel for legal services rendered.

(4) Estimated solely for purposes of calculating the filing fees and calculated pursuant to Rule 457(c) under the Securities Act based upon the average of the bid and asked price as of January 11, 2002.

                               REOFFER PROSPECTUS

                                INFOTOPIA, INC.

                       79,000,000 Shares of Common Stock
                        under the 2002 Stock Option Plan
                               of Infotopia, Inc.

                       14,000,000 Shares of Common Stock

79,000,000 of the 93,000,000 shares we are registering are currently held by certain of our stockholders upon the exercise of stock options granted under our 2002 Stock Option Plan. We will pay the expenses of registering the shares. 14,000,000 shares are being issued to our legal counsel as payment for legal services.

     Our common stock is quoted on the Nasdaq Over-The-Counter Bulletin Board under the symbol "IFTA.OB." The last reported sale price of the common stock on the Nasdaq National Market on January 11, 2002 was $0.020 per share.

     You should carefully consider the "Risk Factors" section beginning on page 14 of this Reoffer Prospectus.

     These shares have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined whether this Prospectus is complete or accurate. Any representation to the contrary is a criminal offense.


     The date of this Reoffer Prospectus is January 14, 2002.

                               TABLE OF CONTENTS


                                                                            Page

ABOUT INFOTOPIA, INC. ...................................................    4
RISK FACTORS.............................................................   14
SELLING STOCKHOLDERS.....................................................   19
HOW THE SHARES MAY BE DISTRIBUTED........................................   20
EXPERTS..................................................................   21
WHERE YOU CAN FIND MORE INFORMATION......................................   21
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE .......................   21
INDEMNIFICATION OF DIRECTORS AND OFFICERS................................   22

                               PROSPECTUS SUMMARY

     This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, referred to in this prospectus as discussed in the "Where You Can Find More Information" section of this prospectus.

                             ABOUT INFOTOPIA, INC.


     We were incorporated under the laws of Ohio on September 11, 1997. We were originally controlled by National Boston Medical, Inc., pursuant to an exchange agreement executed on November 21, 1998. Subsequently, on April 25, 2000, Dr. Abravenel's Formulas, Inc., a Nevada corporation, acquired us in a share exchange. As a result of this share exchange, the parent Nevada entity changed its name to Infotopia, Inc. The financial statements in this prospectus include the accounts of Infotopia, Inc. and Infotopia-Ohio.

     On April 5, 2001, we bought from National Boston Medical, Inc. all of the outstanding stock of a subsidiary of that firm that manufactures a germicidal skin protectant, which we are now marketing and distributing in the food service, medical and retail markets through a master distributor. As described elsewhere in this prospectus, certain of our executive officers were formerly executive officers of National Boston Medical, Inc.

     On July 23, 2001, we entered into a letter of intent with Infomerical Management Corporation, Modern Interactive Technology, Inc., and their principals, providing us with, among other things, an exclusive option to acquire all of the issued and outstanding shares of common stock of each of the two firms. Should such option be exercised, each of these firms will become wholly-owned subsidiaries of ours. The closing of this transaction is subject to, among other things, the completion and approval of usual and customary due diligence reviews, execution and delivery of a definitive agreement, and the receipt of a fairness opinion regarding the purchase price in the transaction. We cannot predict at this time whether this will be completed, or when such transaction will be completed; reference should be made to note 10 to our unaudited financial statements for the period ended September 30, 2001 for a discussion of this transaction. The dates of the events referred to in such letter of intent have lapsed, and the $1.0 million acquisition option payment was expensed in the fourth quarter of 2001.

     We are in the direct marketing/direct to retail marketing business, which encompasses the sale of various products through a variety of media, including commercials, infomercials, print media, radio, the Internet, and traditional retail outlets. In particular, we use electronic retailing via television, radio and the Internet, to convey to a customer all necessary buying decision information, and to make a specific offer to the consumer, with an appeal to make an immediate buying decision. Increases in advertising rates may reduce our profitability, by increasing our selling and marketing expenses.

     We receive and process almost all of our orders for directly marketed products through a customer service call center, or through direct online Internet orders, which are then routed to what are known as fulfillment centers, from where the products are actually shipped directly to the consumers. The customer service call center/telemarketing and fulfillment functions for our major products are primarily performed by West Direct, Inc. and Promotions Distributor Services Corp. The services of these firms are contracted through Infomercial Management Corporation, which serves as our campaign manager for our major products. The fees to West Direct, Inc. average approximately $6-7 per order, based primarily on the length of the telephone call and any required additional services (for example, any necessary liasing with Promotions Distributor Services Corp). The fees for Promotions Distributor Service Corp. range from approximately $3 to greater than $40 per order, based primarily on the weight and size of the order, any special handling charges, and any credit card transaction fees. Through September 30, 2001, we paid West Direct, Inc. approximately $2.0 million or 90% of our total telemarketing expenses. We paid Promotions Distributor Services Corp. approximately $2.4 million through September 30, 2001 for fulfillment services or 91% of our total fulfillment expenses. The contract with West Direct, Inc. is automatically renewable for additional six month periods on the same terms and conditions after the initial six month period expires in January, 2002, and the contract with Promotions Distributor Services Corp. is automatically renewable for additional three month terms on the same terms and conditions after the initial six month term expired on June 30, 2001. Both contracts are non-exclusive. If our call center stops operating for a significant time period for any number of reasons, including poor weather, natural disasters, or fires, and our backup facilities and contingency plans are ineffective to handle such problems, we would not be able to sell our directly marketed products during the affected period, which could substantially harm our business.

     In January, 2002, we acquired certain assets of Danmark, Inc. and Beacon Marketing Services, Inc., including a 150-seat call center. It is our intention to use these assets, which we have placed in a wholly owned subsidiary, TrenDirect Marketing, to supplant the call center service contracts described above.

     Any increase in product returns or demands for warranty coverage would likewise affect our profitability, as would any claims for product liability that would not be covered by insurance coverage or reserves.

     Our revenues are derived from a mix of healthcare, fitness, weight reduction, recreation and kitchen products.

MAJOR PRODUCTS:

     Our major products in 2001 were the Body by Jake Bun and Thigh Rocker, the Total Tiger (which has since been discontinued) and Michael Thurmond's Six Week Body Makeover. During the first nine months of 2001, our gross revenues were $87.5 million, of which the Body by Jake Bun and Thigh Rocker accounted for approximately $59.4 million and the Total Tiger and Michael Thurmond's Six Week Body Makeover accounted for $14.8 million and $11.9 million respectively. The following is a description of the major products:

  Body by Jake Bun & Thigh Rocker

     The Bun & Thigh Rocker is a fat burning, no impact aerobic machine, which has been specially engineered with a revolutionary arcing motion, called "Power Arc." The Bun & Thigh Rocker can increase metabolism to help lose fat and slim down by rocking the body through this arc, which works all the lower body's muscle groups. The included resistance bands offer different intensity levels from a beginner to an advanced workout.

to change arm positions to focus on different upper body muscle groups, while simultaneously working the stomach area.

  Michael Thurmond's Six-Week Body Makeover

     The Six-Week Body Makeover is an easy to follow program that guarantees individuals that they will lose up to 30 pounds in six weeks. The program is completely customized to an individuals exact metabolism and body type through the use of a questionnaire, a video, a body reshaping blueprinting kit, custom eating and body sculpting plans, a Living Lean maintenance program, recipe guides and menu planners, a dining out guide and a toll-free hotline.

OTHER CURRENTLY MARKETED PRODUCTS:

     The following products are also being marketed by us. However, given their current sales volume, these are not deemed major products.

  Cooking Saddle

     The Cooking Saddle allows you to conveniently and easily lift turkeys, hams, roasts and chickens from the oven to the cutting board, hassle-free and with no mess. Made from 100 percent netted cotton, the Cooking Saddle is placed underneath the meat prior to roasting and can accommodate up to 30 pounds. It is recommended for one time use, but can be washed and reused. This product is in the initial roll-out phase and has primarily been marketed on TV shopping networks.

  Hot Mommies System

     The Hot Mommies System is a series of 100 percent natural dietary supplements that include Essential 3, which contains a chi boost to help rebuild youthful energy, increase sex drive, strengthen muscles and burn calories; the ultimate slimming formula, which contains herbs that are uniquely formulated to improve metabolic function; and a balancing formula, which combines herbs that help reduce PMS, curb sugar cravings, improve sleep, boost the immune system and aid with stress. The System's weight loss supplement, Fat Sweeper, containing chitosan, is a fat-trapping product that binds to the fat in foods that are eaten so the fat cannot be absorbed by the body and then can be eliminated through the digestive tract. This product is in the initial roll-out phase and being tested in various venues.

  Backstroke

     The Backstroke uses specifically designed massage rollers mounted on a frame that when placed on the floor, provide an individual with a therapeutic massage. Designed by a chiropractic physician, the Backstroke provides valuable muscle stimulation, enhanced circulation and therapeutic acupressure throughout the neck, back and torso. Because the rollers are placed in a specific pattern and vary in size and firmness, they provide the correct stimulation and acupressure for the entire back. The unit also includes an adjustable neck support roller and a video instruction tape. This product is currently being marketed and sold internationally.

  Safeshield

     Safeshield is an anti-microbial that kills bacteria such as staph, e.coli, pseudomonas and salmonella and various viruses.

FUTURE PRODUCTS:

     The following products are in the final development stage and scheduled for release over the next six months. In addition to these products we are in the process of assessing the viability of approximately 15 additional products. The actual procurement and roll-out of these products, if at all, is not known.

PROSTA-NORM

     Prosta-Norm is an all-natural supplement that promotes seven ways to good prostate health. It contains three herbal therapies, each clinically proven to reduce symptoms of prostate enlargement and promote prostate health. The expected roll-out of this product is January 2002.

CAL-VANTAGE

     Cal-Vantage is an all natural, complete dietary supplement offering the highest quality form of calcium believed to be available. It is more effective in maintaining bone density and nearly twice as absorbable as the calcium in milk. Cal-Vantage also contains 15 other essential nutrients for good bone and heart health. The expected roll-out of this product is January 2002.

PERFECTA COOKWARE APPLIANCE SYSTEM

     Perfecta Cookware Appliance System by Wearever is the first self-watching, self-basting, speed cooking system that can fry, steam, roast and bake on top of the stove in approximately one fourth of the time of conventional cooking processes. An entire meal can be placed in the cookware, whether the foods are frozen, dry or fresh, and the Perfecta System, with its patented Thermo-Speed technology, will cook each dish without having to watch, stir or flip the foods. The projected roll-out date for this product is January 2002.

SPUD WIZZ

     In 45 seconds, this unique potato peeling system can peel six-to-eight potatoes by the use of a water flowing mechanism. A hose is connected to the unit and to the kitchen faucet, while the consumer cranks the handle of the dome containing the potatoes. The appliance whirls the potatoes through the flowing water while expelling the peels through an open spout into the sink. The Spud Wizz can also be used to peel carrots, apples, beets, radishes, turnips and yams. The projected roll-out date for this product is January 2002.

TIGER GYM

     The Tiger Gym is a smooth, rocking motion, exercise machine that ergonomically positions the body to alleviate stress to the back and joints, while working the overall body. In addition to the exercise machine, the Tiger Gym also comes with a get Fit Kit that includes an instructional workout wall chart, a Sit and Get Fit instructional video, an advanced workout guide and a Tiger Gym Metabolic Optimizer herbal dietary supplement, which provides maintenance support for weight control management. The projected roll-out date for this product is March 2002.

MARKETING AND LICENSING RIGHTS

BODY BY JAKE BUN & THIGH ROCKER

     On November 30, 2000, the Company entered into a licensing agreement with Lohan Media, LLC (Lohan) to jointly market by any means, the Body by Jake Bun and Thigh Rocker and related upsell products in North America, excluding Canada. As compensation for the licensing rights of the product, the Company made non-contingent cash and stock payments to Lohan with an aggregate value of $2,770,000. Royalties are payable under the agreement as follows:

     - A weekly base royalty of 5% to Lohan Media LLC on all sales other retail

     - Weekly royalties of 3% to Lohan for all direct response sales

     - Weekly royalties of 6% to Lohan for all home shopping channel sales

     - Weekly royalties of 4% to Lohan for all internet and other sales

     - Bonus royalties of $250,000 to Lohan for every $5.0 million in sales

     - Weekly royalties of 2% of gross sales to Infomercial Management Corporation for all sales other than retail

     - Monthly royalties of 10% of adjusted gross retail revenue to Infomercial Management Corporation for all retail sales

     - Monthly royalties of 3% of adjusted gross revenue to Infomercial Management Corporation for all sales

     Reverse royalties of $0.75 unit are payable to Infotopia for all international sales. In addition, the Company receives 45% of the adjusted gross revenue from all retail and home shopping channel sales. This agreement expires January 31, 2004 unless sooner terminated due to sales of less than $50,000 per week for 3 consecutive weeks or by default of the Company for any of the amounts payable to Lohan Media LLC. The term of the agreement may be extended on terms that are mutually agreeable to the parties.

MICHAEL THURMOND'S SIX-WEEK BODY MAKEOVER

     On March 23, 2001, we entered into a licensing agreement with Provida Life Sciences, Inc. to jointly market via commercial or promotional spots on broadcast cable, satellite and all other forms of television transmission the Michael Thurmond Six-Week Body Makeover product. The licensing rights acquired also include any radio, internet or continuity programs that may be developed, but specifically excludes the rights to sell the product via print media (catalogs and newspapers), traditional retail outlets and home shopping channels including HSN and QVC. The licensing rights acquired are further limited to North America, excluding Canada. As consideration for the licensing rights acquired, we paid Provida Life Sciences, Inc. $1.2 million. Under this agreement, weekly royalties of 14% are payable to Provida Life Sciences, Inc. based on gross sales of the product. Weekly royalties of 3% are payable to Infomercial Management Corporation based on gross sales of the product for campaign management services. Bonus royalties of $125,000 or $62,500 are also payable to Provida Life Sciences, Inc. for every $3.5 million in gross sales depending on cumulative sales to media expense ratios that exceed 3.0 and 2.7 respectively. This agreement extends to June 30, 2004 unless terminated sooner and may be extended on terms to be mutually agreed by the parties.

     For the nine months ended September 30, 2001, the royalties and campaign management fees paid on our major products were: approximately $8.8 million on $59.4 million in gross sales revenue on the Body by Jake Bun and Thigh Rocker, royalties and campaign management fees aggregating approximately $1.3 on gross sales of $14.8 million for the Total Tiger product and approximately $1.6 million in royalties and campaign management fees on $11.9 million in gross revenues for the Michael Thurmond Six Week Body Makeover product.

COOKING SADDLE

     The Cooking Saddle is an internally developed product for which we retain exclusive worldwide rights. Royalties of 3% of gross sales are payable to the inventor, Ernest Zavoral, President of Infotopia, Inc. To date, the Company has not paid any royalties on sales of this product.

HOT MOMMIES

     The Hot Mommies product is wholly owned by us. We purchased this product by an agreement dated November 30, 2000 with Hot Mommies Corporation, for a consideration of 2,261,765 (pre-split) shares, valued at $250,000. No royalties are payable on the Hot Mommies product.

SAFESHIELD

     The Safeshield product is wholly owned by us. We purchased it from National Boston Medical, Inc. for $500,000. No royalties are payable on the Safeshield product.

BACKSTROKE

     The Backstroke product is wholly owned by us. Royalties of 3% are payable to Dr. David Vitko on gross sales of the product and 2% on any upsells related to the product. In addition royalties of 1.5% of gross revenue are payable, respectively, to Ernest Zavoral, President of Infotopia, Inc. and Ray Hayek. No royalties have been paid on this product through the first nine months of 2001.

PROSTA-NORM AND CAL-VANTAGE

     On October 30, 2000 we entered into a licensing agreement with Modern Health Sciences, Inc. to advertise, promote, market, sell, distribute and otherwise exploit certain (at the time unnamed) natural health supplements relating to osteoporosis and enlarged prostate products in any all media markets now known or hereafter devised, excluding retail pharmacies not located in or part of major retail or wholesale stores or chains and direct sales to physicians. The term of this license is 5 years unless sooner terminated due to a filing for bankruptcy protection (voluntary or involuntary) by us or if we cease to be a publicly traded corporation. As consideration for this agreement, we issued 23,333 fully vested stock options immediately exercisable at $12.00 per share (adjusted for a 1:200 reverse stock split) and 2,000 unrestricted free trading shares (adjusted for a 1:200 reverse stock split) for the licensing rights to the products, infomercial production costs and other related expenses. We have allocated a value of $84,000 to the costs of the licensing agreement. A weekly royalty of 35% of gross sales is payable to Modern Health Sciences. To date, no royalties have been paid on this product.

PERFECTA COOKWARE APPLIANCE SYSTEM AND AIR BAKE

     On May 25, 2001, we entered into a marketing agreement with Mirro Division of Newell Operating Company for the exclusive right to market a patented line of cookware products known by, and marketed under the trademark "Perfecta," excluding certain retail and Internet sites. The exclusive period extends during a 13 week-period rollout period, during which we must spend in excess of $500,000 in marketing expenses, and can be extended automatically if we make certain levels of purchases. The general term of the agreement is for three years, expiring in May 2004. The agreement can be terminated by mutual agreement or upon 30 days' prior written notice by one party to another. Mirro can also terminate the agreement if we sell products in a manner not approved by Mirro. Either party may terminate the agreement if the other party files a bankruptcy petition. We are entitled to royalties for United States retail sales, based on 10% of the net sales of products covered by the agreement.

SPUD WIZZ

     On April 28, 2000, we entered into a licensing agreement with Lloyd Molloy and Intromark, Inc. to manufacture, use, distribute, sell, advertise, create brand recognition, promote and otherwise exploit the Spud Wizz and other future products by any and all means and media, in any and all markets, including but not limited to broadcast, cable, satellite and all other forms of television transmission. As consideration for the license rights acquired, we paid $10,000 as a non-refundable royalty prepayment cash advance against the first year's royalties. We must also pay the licensor a monthly royalty of 5% of gross sales revenue for products shipped during the month. An additional manufacturing royalty of $0.10 per unit will be paid for each unit shipped. A minimum royalty of $15,000 per quarter must be met. There shall be no minimum royalty payment requirement once we have sold 150,000 units; however the 5% gross royalty payments continue. We may terminate this agreement, or its rights to sell any individual product, at any time upon 30 days prior written notice by notifying the Licensor. The Licensor may terminate the agreement upon the event of our becoming insolvent, or filing for bankruptcy. Either we or the Licensor may terminate this agreement upon 30 days written notice to the other party upon the breach by the other party of any of its material representations, warranties, covenants or agreements contained in the agreement.

     In January, 2002, we also licensed, from a subsidiary of Vitaquest International Inc., the intellectual property rights for Chitosol, a dietary supplement, and we acquired a portfolio of license rights to 26 nutritional and dietary supplements from Danmark, Inc. and Beacon Marketing Services, Inc.

     We expect to market approximately 6 new products through March, 2002, and have a total of approximately 21 products in various stages of evaluation or development.

     Our business is intensely competitive; we believe that more than 75 companies manufacture and market commercial and home fitness equipment. We compete with these entities on the basis of price, product quality and performance, as well as diversity of product features, warranties and customer service. Many of our competitors, however, possess greater financial resources, wider brand name recognition, broader distribution networks and/or other resources and characteristics which may give them a competitive advantage.

     We are not dependent on any principal suppliers or customers, and the raw material for our products are generally widely available. We purchase the products we currently distribute from VitaQuest and Lohan

Media LLC in the United States, Kongent in Taiwan, Vertex in Canada, and Pacnet Resources in the People's Republic of China and Taiwan. As our products are marketed mainly to consumers through television infomercials and the Internet, we are not dependent on any major customers. As of September 30, 2001, we did not have any material backlog of orders for any product or any material excess inventory for any product. Additionally, as of September 30, 2001, we did not have any material returns or warranty claims for any product. No governmental approval is required for any of our products. We are regulated as a general matter by the Federal Trade Commission and the Consumer Products Safety Commission, and to a lesser extent by the Occupational Safety and Health Administration and the Environmental Protection Agency. We believe that we are in material compliance with all applicable rules and regulations of these agencies. If we are incorrect, or if we violate such regulations in the future, we may be subject to regulatory enforcement efforts. Any regulatory enforcement efforts, particularly any actions that could interrupt our direct marketing efforts or result in a product recall, would adversely affect our business.

     We currently do not have any registered patents or trademarks; we license the rights to the products we sell and distribute from third parties, which include the rights to use any associated patent or trademark rights.

     We do not incur any independent expenditures for product research or development for our current products, as these costs are all borne by our licensors. We develop new products based on licenses and strategic alliances with various manufacturing and consumer products companies, and from ideas generated by inventors, suppliers, industry conferences and trade shows.

     As of December 30, 2001, we had approximately 17 full-time employees.

     Our financial statements have been prepared on the assumption that we will continue as a going concern. You should refer to the auditors' report, note 22 to our unaudited financial statements for the period ended September 30, 2001, and note 16 to our audited financial statements, all of which are contained in the financial statements included in this prospectus by incorporation by reference.

THE OFFERING

     The selling stockholders may offer and sell up to 93,000,000 shares of our common stock under this Reoffer Prospectus. We will not receive any of the proceeds from the sale of these shares of common stock, but we will receive funds in connection with the exercise of stock options relating to 79,000,000 of such shares of common stock, which funds will be used by us for working capital.

                                  RISK FACTORS

     The following factors should be reviewed carefully in conjunction with the other information in this Prospectus and our financial statements which are incorporated by reference. These factors, among others, could cause actual results to differ materially from those currently anticipated and contained in forward-looking statements made in this Prospectus and presented elsewhere by our management from time to time. See "Forward-Looking Statements."

     WE HAVE A LIMITED OPERATING HISTORY. We emerged via a spin-off and share exchange agreement from National Boston Medical, Inc. and a subsequent reverse merger with Dr. Abravanel's Formulas, Inc. in April 2000. New management was appointed immediately following the reverse merger and a complete overhaul of our operations and our marketing strategies was implemented. Accordingly, we have only a limited operating history on which you can base your evaluation of our business and prospects. Despite our recent growth in sales, we cannot assure you that these trends will continue.

     WE RELY ON SALES OF CERTAIN KEY PRODUCTS. Our financial success depends almost entirely on marketing our innovative products such as the Tiger brand line, which has generated substantial sales. We recently expanded our presence in the home and commercial fitness equipment markets by entering into a licensing agreement to market the Body By Jake Bun & Thigh Rocker. We plan to diversify our product line in the future and we have begun to do so. Despite these efforts, our financial performance remains dependent on a few products. Any significant diminished consumer interest in Tiger brand and Body by Jake Bun & Thigh Rocker products would adversely affect our business. We may not be able to develop successful new products or implement successful enhancements to existing products. Any products that we do develop or enhance may not generate sufficient sales to justify the cost of developing and marketing these products.

     WE MAY BE UNABLE TO EFFECTIVELY MANAGE OUR EXISTING OPERATIONS AND ANTICIPATED GROWTH. We have grown significantly since April 2000, when we implemented new management and marketing campaigns. We intend to continue to pursue an aggressive growth strategy. To manage our growth effectively, we believe that we must:

     - Develop a business plan for new additional products or brand line extensions;

     - Maintain a high level of manufacturing quality and efficiency;

     - Continue to enhance our operational, financial and management systems and controls;

     - Effectively expand, train and manage our employee base; and

     - Maintain an effective and efficient customer call center and inventory control and distribution system through third parties.

Our failure to properly manage any of these or other growth-related challenges could adversely affect our business. We cannot assure you that we will succeed in effectively managing our existing operations or our anticipated growth.

     A DECLINE IN CONSUMER SPENDING DUE TO UNFAVORABLE ECONOMIC CONDITIONS COULD HINDER SALES OF OUR CONSUMER PRODUCTS. The success of each of our products depends substantially on how consumers decide to spend their money. Unfavorable economic conditions may depress consumer spending, especially for premium priced products like ours.

     OUR FINANCIAL PERFORMANCE MAY BE VULNERABLE TO RAPIDLY CHANGING PREFERENCES IN THE CONSUMER FITNESS MARKET. Our net sales and profitability depend significantly on the acceptance of our existing and future fitness products within the consumer fitness market. This market is characterized by rapidly changing fitness trends and fads. Frequent innovations and improvements are necessary to maintain consumer interest in fitness products. Our financial performance may be harmed if we are unable to successfully adapt the Tiger brand line or any of our consumer products to these changing trends and fads.

     OUR FINANCIAL PERFORMANCE WOULD BE HARMED IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP OR DIRECTLY MARKET NEW CONSUMER PRODUCTS. Our growth strategy and financial performance depend in part on our ability to develop or acquire the rights to, and then directly market, new consumer products. Our net sales would be harmed if we are unable to develop or acquire the rights to premium quality, premium priced consumer products that satisfy our direct marketing criteria. In addition, any new products that we directly market may not generate sufficient net sales or profits to justify their development or acquisition costs.

     WE DEPEND ON CERTAIN KEY EMPLOYEES. We will depend heavily upon the services of certain officers and directors of the Company, including in particular, Daniel Hoyng and Ernest Zavoral. We do not have key person life insurance on the lives of these individuals but we are in the process of obtaining such insurance. We have employment contracts in effect with five of our executive officers, Daniel Hoyng, our Chairman and Chief Executive Officer, Ernest Zavoral, our President, Clinton Smith, our General Counsel, and Marek Lozowicki, our Senior Vice President. While we may hire additional qualified individuals to work in various capacities for the Company, the loss of the services of any of the officers and directors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

     WE FACE REGULATORY RISKS. We are regulated by various federal, state and local authorities, including the Federal Trade Commission, the Consumer Products Safety Commission, the Occupational Safety and Health Administration and the Environmental Protection Agency. We believe we are in material compliance with all applicable rules and regulations. If we are incorrect, or if we violate such regulations in the future, we may be subject to regulatory enforcement efforts. Any regulatory enforcement efforts, particularly any actions that could interrupt our direct marketing efforts or result in a product recall, would adversely affect our business.

     FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE. Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price for our common stock. See "Shares Eligible for Future Sale."

     INCREASES IN PRODUCT RETURNS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE. Any material increase in the quantity of products returned by our customers for purchase-price refunds could adversely affect our financial performance.

     OUR WARRANTY RESERVES MAY BE INSUFFICIENT TO COVER FUTURE WARRANTY CLAIMS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE. We offer warranties on all of our principal products. If our warranty reserves are inadequate to cover future warranty claims on our products, our financial performance could be adversely affected. We have limited returns currently with all of our products and we have limited returns with warranty claims for these products. The manufacturer does indemnify us for factory defects, however.

     OUR MARKET IS INTENSELY COMPETITIVE. Each market in which we participate is intensely competitive. We believe that more than 75 companies manufacture and market commercial and home fitness equipment. Important competitive factors in this market include price, product quality and performance, diversity of features, warranties and customer service. We believe that our products are competitive in each of these categories. However, many of our competitors possess greater financial resources, wider brand name recognition, broader distribution networks and other resources and characteristics that may give them a competitive advantage.

     WE FACE PRODUCT LIABILITY RISKS. We are subject to potential product liability claims if our products injure or allegedly injure our customers or other users. We believe that our insurance coverage and reserves adequately cover potential product liability claims. However, we may have inaccurately assessed our product liability risk. In addition, we may be unable to purchase sufficient insurance coverage at an affordable price, or our insurers may fail to satisfy their obligations. If our insurance coverage and reserves are inadequate to cover future product liability claims, our business may be adversely affected.

     WE FACE RISKS ASSOCIATED WITH ANY FUTURE ACQUISITIONS. We intend to explore growth opportunities through strategic acquisitions that would enhance our direct marketing capabilities or product lines. If we identify and pursue an acquisition opportunity, our management may be required to devote a significant amount of time and effort to the process, which could unduly distract them from our existing operations. If we complete an acquisition, we expect to face significant challenges integrating the acquired business into our operations. An acquisition may not produce the revenue, earnings or business synergies that we anticipate, and an acquired product or technology may not perform as we expect. Any such difficulties would adversely affect our business. In addition, the size, timing and integration of any acquisitions could cause substantial fluctuations in our operating results. To pay for an acquisition, we may use common stock or cash, including the proceeds of the offering. See "Use of Proceeds." Alternatively, we may borrow money from banks or other lenders. If we use common stock, the ownership interest of our shareholders would be diluted. If we use cash or debt, our financial liquidity will be reduced.

     INCREASES IN ADVERTISING RATES MAY REDUCE OUR PROFITABILITY. We depend primarily on television commercials and television infomercials to market our products. Consequently, the price we must pay for our preferred media time significantly affects our financial performance. If the cost of our preferred media time increases, it may increase our selling and marketing expenses and decrease our profitability.

     OUR SALES MAY MATERIALLY DECLINE IF OUR CUSTOMER SERVICE CALL CENTER STOPS OPERATING. We receive and process almost all orders for our directly marketed products through our customer service call center. See "Business -- Direct Marketing." Our call center could stop operating for a number of reasons, including poor weather, natural disaster, or fire. If our backup facilities and contingency plans are ineffective to handle such problems, we could not sell our directly marketed products during the affected period. Our business could be substantially harmed if our call center stops operating for a significant time period. We do have backup capabilities because if the center were down, our lines could be migrated elsewhere to ensure continuity in our customer service operation.

     OUR FAILURE OR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD SIGNIFICANTLY HARM OUR COMPETITIVE POSITION, AND WE COULD ALSO INCUR SUBSTANTIAL COSTS TO DEFEND CLAIMS THAT WE HAVE VIOLATED THE PROPRIETARY RIGHTS OF
OTHERS. Protecting our intellectual property is an important factor in maintaining our competitive position in the fitness industry. If we do not or are unable to adequately protect our intellectual property, our sales and profitability could be adversely affected. We currently are a licensee for a number of patents and trademarks. However, our efforts to protect our proprietary rights may be inadequate and applicable laws provide only limited protection. In addition, we believe that our products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, we may not be able to successfully prevent others from claiming that we have violated their proprietary rights or that any such assertion will not require us to enter into a license agreement or royalty agreement with the party asserting a claim. We could incur substantial costs in defending against such claims, even if they are invalid, and we could become subject to judgments requiring us to pay substantial damages.

     OUR DIRECTORS HAVE THE AUTHORITY TO DESIGNATE ONE OR MORE CLASSES OF PREFERRED STOCK. Our Articles of Incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock. Such preferred stock may have such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. Our directors could use this authority, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Infotopia.

     FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE. Future sales of shares of common stock by existing shareholders under Rule 144 of the Act or through the exercise of outstanding registration rights or the issuance of shares of common stock upon the exercise of options or warrants could materially adversely affect the market price of the common stock and could materially impair our future ability to raise capital through an offering of equity securities. A substantial number of shares of common stock are available for sale under Rule 144 in the public market or will become available for sale in the near future and no predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of the common stock prevailing from time to time. The shares of common stock being registered pursuant to this prospectus, in particular the shares underlying the debenture, may have a dilutive effect on the holdings of current shareholders.

THIS PROSPECTUS IS A PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAWS AND NEVADA LAW PROVISIONS

     Certain provisions of our Certificate of Incorporation and By-laws and Nevada law, could together or separately, discourage potential acquisition proposals, delay or prevent a change in our control and limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions provide, among other things, for the issuance, without further stockholder approval, of preferred stock with rights and privileges that could be senior to the holders of our common stock and advance notice provisions and other Limitations on the right of stockholders to call a special meeting of stockholders, to nominate directors and to submit proposals to be considered at stockholder's meetings. Some provisions of Nevada corporate law may be considered to have anti-takeover effects and may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover that a shareholder may deem to be in his best interest. Those provisions might allow the board of directors to defend against an attempted transaction that might otherwise result in payment of a premium over the market price for shares the shareholder holds.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "potential," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

     The following table sets forth: (i) the name and position of each selling stockholder who may sell common stock pursuant to this prospectus, whose name is known as of the date of filing of the Registration Statement of which this prospectus forms a part; (ii) the number of shares of common stock owned by each selling stockholder as of the date of this prospectus; (iii) the number of shares of common stock which may be offered and are being registered for the account of each selling stockholder by this prospectus; and (iv) the amount and percentage of common stock to be owned by each such selling stockholder if such selling stockholder were to sell all of the shares of common stock covered by this prospectus. Options or shares of common stock may be issued under the Plan in amounts and to persons not presently known; when known, such persons, their holding, of common stock and certain other information may be included in a subsequent version of this prospectus.

------------------------------------------------------------------------------------------------------------

                                     Number of Shares of       Number of Shares of       Number of Shares of
Name and Position                    Common Stock Owned or     Common Stock to be        Common Stock Owned
                                     Subject to Option         Offered                   After Offering(2)
                                     Prior to Offering(1)
                                                                                         Number      Percent
------------------------------------------------------------------------------------------------------------

Ernest Zavoral                       19,750,000                19,750,000                  0           0%
President, Director

Daniel Hoyng                         19,750,000                19,750,000                  0           0%
Chairman, CEO Director

Marek Lozowicki                      19,838,537                19,750,000                  0           0%
Secretary, Director

Clinton Smith                        19,758,821                19,750,000                  0           0%
Director

Jeffery A. Rinde(3)                  14,000,000                14,000,000                  0           0%

---------------------------------------

(1) For purposes of this table, the number of shares of common stock owned prior to this offering includes (a) all shares of common stock owned as of the date of this prospectus and (b) shares of common stock which would be owned if all options granted under the Plan as of the date of this prospectus were exercised, regardless of whether those options are currently exercisable.

(2) Applicable percentage of ownership is based on 62,994,505 shares of common stock outstanding on January 11, 2002.

(3) Such shares are beneficially owned by Bondy & Schloss LLP, our legal counsel; Mr. Rinde is a partner in such firm.

                       HOW THE SHARES MAY BE DISTRIBUTED


     The selling stockholders may sell shares of our common stock in various ways and at various prices. Some of the methods by which the selling stockholders may sell their shares of common stock include:

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - privately negotiated transactions;

     - block trades in which the broker or dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by that broker or dealer for the selling stockholder's account under this Reoffer Prospectus;

     - sales under Rule 144 rather than by using this Reoffer Prospectus;

     - a combination of any of these methods of sale; and

     - any other legally permitted method.

     The applicable sales price may be affected by the type of transaction.

     The selling stockholders may also pledge their shares of common stock as collateral for a margin loan under their customer agreements with their brokers. If there is a default by the selling stockholders, the brokers may offer and sell the pledged shares of common stock.

     Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if the broker-dealer acts as agent for the purchaser of the shares of common stock, from that purchaser) in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved.

     We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling stockholders in connection with sales of the shares of common stock.

     Any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

     Under the securities laws of certain states, the shares of common stock may be sold in those states only through registered or licensed broker-dealers. In addition, the shares of common stock may not be sold unless they have been registered or qualified for sale in the relevant state or unless the shares of common stock qualify for an exemption from registration or qualification.

     We have agreed to pay all fees and expenses incident to the registration of the shares of common stock.

     The selling stockholders and other persons participating in the distribution of the shares of common stock offered under this Reoffer Prospectus are subject to the applicable requirements of Regulation M promulgated under the Securities Exchange Act of 1934, in connection with sales of the shares of common stock.

                                    EXPERTS

     The financial statements included in our annual report on Form 10-KSB incorporated by reference in this Reoffer Prospectus have been audited by Merdinger, Fruchter, Rosen & Corso, P.C., independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any report or document we file at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0880 for more information about the public reference rooms. Our Securities and Exchange Commission filings are also available from the Securities and Exchange Commission's website located at http://www.sec.gov.

                                    PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents filed by the Registrant with the Commission are incorporated herein by reference:

          (a)(i) The Registrant's Annual Report on Form 10-KSB filed on March 23, 2001 (as amended on June 12 and October 2, 2001).

             (ii) The Registrant's Registration of Securities pursuant to
                  Section 12(g) of the Act dated December 10, 1998.

          (b) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 filed on May 8, 2001 (and amended on May 24, August 14, October 2 and November 20, 2001), Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001 filed on August 14, 2001 (and amended on August 16, August 22, October 2 and November 20, 2001), and the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001 filed on November 19, 2001 (and amended on November 20, 2001).

          (c) The description of securities contained in the Registrant's Registration of Securities pursuant to Section 12(g) of the Act dated December 10, 1998.

     In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4. DESCRIPTION OF SECURITIES.

     Not Applicable

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

     Bondy & Schloss LLP serves as general counsel to the Registrant and is the beneficial owner of the 14,000,000 shares of Common Stock of the Registrant being registered herewith.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Nevada General Corporation Law (the "NGCL"), in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable incurred in connection with a proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation unless and only to the extent that the court in which the action or suit was brought determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

     Not Applicable.

ITEM 8. EXHIBITS


EXHIBIT NO.    DESCRIPTION
-----------    -----------

4.1            Specimen Common Stock Certificate
5.1            * Opinion of Bondy & Schloss LLP as to the legality of the securities being offered.
5.2            * Consent of Merdinger, Fruchter, Rosen & Corso, P.C.
23.1           * Consent of Bondy & Schloss LLP (included in Exhibit 5.1).
99.1           * Form of Option.

--------
* Filed herewith.

ITEM 9. UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Canfield, Ohio on the 14th day of January, 2002.


                                   INFOTOPIA, INC.


                                   By: /s/ Daniel Hoyng
                                       ----------------
                                       Daniel Hoyng, Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 14th day of January, 2002.


SIGNATURE                          TITLE
---------                          -----

/s/ Daniel Hoyng                   Chief Executive Officer, Chairman
----------------
Daniel Hoyng

/s/ Ernest Zavoral                 President, Director
------------------
Ernest Zavoral

/s/ Clinton Smith                  Director
-----------------
Clinton Smith

/s/ Marek Lozowicki                Acting Chief Financial
-------------------                and Accounting Officer,
Marek Lozowicki                    Vice President and Secretary

                                 EXHIBIT INDEX

INDEX AND DESCRIPTION OF EXHIBITS.

EXHIBIT NO.         DESCRIPTION
-----------         -----------
4.1                 Specimen Common Stock Certificate
5.1                 * Opinion of Bondy & Schloss LLP as to the legality of the securities being offered
5.2                 * Consent of Merdringer, Fruchter, Rosen & Corso, P.C.
23.1                * Consent of Bondy & Schloss LLP (included in Exhibit 5.1).
99.1                * Form of Option

----------
* Filed herewith.